

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2019

William J. Dunaway
Chief Financial Officer
INTL FCSTONE INC.
1251 NW Briarcliff Parkway, Suite 800
Kansas City, MO 64116

      **Re: INTL FCSTONE INC.**
          **Registration Statement on Form S-3**
          **Filed May 9, 2019**
          **File No. 333-231301**

Dear Mr. Dunaway:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Financial Services